FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                 June 17, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F   X                 Form 40-F
                                      ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                           Yes                              No   X
                                 ---                            ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                           Yes                              No   X
                                 ---                            ---


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                           Yes                              No   X
                                 ---                            ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                                              Total Pages: 3


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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                               Smith & Nephew plc
                                               (Registrant)


Date: June 17, 2003                       By:  /s/ Paul Chambers
                                               -----------------------
                                               Paul Chambers
                                               Company Secretary



                                      2
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16 June 2003




The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP




Dear Sirs,

Dealing by Director in Ordinary shares of Smith & Nephew plc

We have been informed today that Dudley Eustace, a director of Smith & Nephew plc, has acquired 360 Ordinary shares of 12 2/9 pence each in the Company, through the re-investment of a dividend paid on 16 May 2003. Each share was purchased at 379.44 pence on 13 June 2003.

Mrs. Eustace, wife to Mr. Eustace, acquired 58 Ordinary shares of 12 2/9 pence in the Company, through the re-investment of a dividend paid on 16 May 2003. Each share was purchased at 416.1 pence on 16 May 2003.

Mr. Eustace now has a beneficial interest in 50,097 Ordinary shares being 0.0054% of the issued share capital of the Company.

Yours faithfully,




P.R. Chambers
Company Secretary